SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 2) (1)


                                Radiologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    75040K109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                                 Gary L. Herman
Jay Wolf                                         c/o Strategic Turnaround Equity
c/o Trinad Capital Master Fund Ltd                   Partners, L.P.
2121 Avenue of the Stars, Suite 1650             720 Fifth Avenue, 9th Floor
Los Angeles, CA 90067                            New York, New York 10019
(310) 601-2500                                   (212) 247-1339
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 17, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Capital Master Fund Ltd            980447604
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,509,300
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,509,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,509,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.73% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Management, LLC            20-0591302
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,509,300
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,509,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,509,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.73% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Ellin            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,509,300
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,509,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,509,300 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.73% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P.            90-0000833
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  220,600
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        220,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      220,600 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.98% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management LLC            90-0000838
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  220,600
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        220,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      220,600 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.98% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary L. Herman            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            7,900 (1)
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  220,600
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        7,900 (1)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        220,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      228,500 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      1.02% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) This includes 5,500 shares of common stock held by Mr. Herman individually and 2,400 shares of common stock held by Gary Herman, IRA.

(2) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            367,300 (1)
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  220,600
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        367,300 (1)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        220,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      587,900 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      2.62% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) This includes 15,900 shares of common stock held by Mr. Galloway individually, 42,400 shares of common stock owned by Mr. Galloway in conjunction with his wife, Sara Herbert, 176,700 shares of common stock held by Bruce Galloway, Rollover IRA, 114,300 shares of common stock held by Sara Galloway, IRA, 18,000 shares of common stock held by Rexon Galloway Capital Growth LLC ("Rexon"). Mr. Galloway disclaims any beneficial ownership of the 18,000 shares of common stock for Rexon and Jacombs except to the extent of his indirect beneficial ownership as a holder of voting power and his ability to cause Rexon and Jacombs to dispose of such shares of common stock.

(2) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The purpose of this Amendment No. 2 to the Schedule 13D previously filed jointly by Trinad Capital Master Fund Ltd, Trinad Management, LLC, Robert Ellin, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons"), on December 8, 2005 ("Schedule 13D") is to disclose the current number of shares of Common Stock of Radiologix, Inc. Accordingly, only Items 3, 4 and 5, the only amended Items, are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

      The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Trinad Capital Master Fund Ltd and Strategic Turnaround Equity Partners, L.P.

Item 4. Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes.

      The following tables set forth all the transactions with respect to the shares of Common Stock not previously reported on the Schedule 13D by any of the Reporting Persons:

      On each of the following dates and at the following prices per share, Trinad Capital Master Fund Ltd made purchases of Common Stock on the open market with its working capital:

            --------------------------------------------------------------------
              Date               Number of Shares Acquired       Price Per Share
            --------------------------------------------------------------------
             2/17/06                     15,000                      1.5210
            --------------------------------------------------------------------
             2/21/06                     25,000                      1.5206
            --------------------------------------------------------------------
             2/28/06                     19,800                      1.8335
            --------------------------------------------------------------------
             3/7/06                      25,000                      1.7206
            --------------------------------------------------------------------
             3/9/06                       5,900                      1.6825
            --------------------------------------------------------------------
             3/10/06                     83,600                      1.7189
            --------------------------------------------------------------------
             3/13/06                      2,300                      1.7252
            --------------------------------------------------------------------

      On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. made purchases of Common Stock on the open market with its working capital:

            --------------------------------------------------------------------
              Date               Number of Shares Acquired       Price Per Share
            --------------------------------------------------------------------
             2/2/06                      10,000                      1.7150
            --------------------------------------------------------------------
             3/7/06                      20,000                      1.7000
            --------------------------------------------------------------------

         On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made purchases of Common Stock on the open market with his personal funds:

            --------------------------------------------------------------------
              Date               Number of Shares Acquired       Price Per Share
            --------------------------------------------------------------------
              3/9/06                     26,000                      1.6453
            --------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, Trinad Capital Master Fund Ltd, Trinad Management, LLC (as the general partner of Trinad Capital Master Fund Ltd) and Robert Ellin (as a Managing Member of Trinad Management, LLC) are deemed to beneficially own an aggregate of 1,509,300 shares of Common Stock, representing approximately 6.73% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005. Trinad Capital Master Fund Ltd is deemed to be the direct beneficial owner of 1,509,300 shares of Common Stock. Trinad Management, LLC is deemed to be the indirect beneficial owner of 1,509,300 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 1,509,300 shares of Common Stock. Each of Trinad Management, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund Ltd (except for (i) the indirect interest of Trinad Management, LLC by virtue of being the general partner of Trinad Capital Master Fund Ltd, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Management, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Capital Master Fund Ltd). Trinad Management, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      As of the date hereof, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P.), Bruce Galloway and Gary L. Herman (as Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 220,600 shares of Common Stock, representing approximately 0.98% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005. Strategic Turnaround Equity Partners, L.P. is deemed to be the direct beneficial owner of 220,600 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 220,600 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 220,600 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P., (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P.). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      Of the 367,300 shares of common stock deemed to be beneficially owned by Bruce Galloway, 15,900 shares of common stock are held by Mr. Galloway individually, 42,400 shares of common stock are owned by Mr. Galloway in conjunction with his wife, Sara Herbert, 176,700 shares of common stock are held by Bruce Galloway, Rollover IRA, 114,300 shares of common stock are held by Sara Galloway, IRA, 18,000 shares of common stock are held by Rexon Galloway Capital Growth LLC.

Item 7. Material to Be Filed as Exhibits

      None.

                   Remainder of Page Intentionally Left Blank

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Trinad Capital Master Fund Ltd


March 24, 2006             By: /s/ Jay Wolf
                               -------------------------------------
                               Name:  Jay Wolf
                               Title: Managing Director of
                                      Trinad Management, LLC,
                                      the General Partner of
                                      Trinad Capital Master Fund Ltd

                           Trinad Management, LLC


March 24, 2006             By: /s/ Jay Wolf
                               -------------------------------------
                               Name:  Jay Wolf
                               Title: Managing Director

                           Robert Ellin


March 24, 2006             /s/ Robert Ellin
                           -----------------------------------------

                           Strategic Turnaround Equity Partners, L.P.


March 24, 2006             By: /s/ Gary L. Herman
                               -------------------------------------
                               Name:  Gary L. Herman
                               Title: Managing Member of
                                      Galloway Capital Management LLC,
                                      the General Partner of
                                      Strategic Turnaround Equity Partners, L.P.

                           Galloway Capital Management LLC


March 24, 2006             By: /s/ Gary L. Herman
                               -------------------------------------
                               Name:  Gary L. Herman
                               Title: Managing Member

                           Gary L. Herman


March 24, 2006             /s/ Gary L. Herman
                           -----------------------------------------

                           Bruce Galloway


March 23, 2006             /s/ Bruce Galloway
                           -----------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).